

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

December 21, 2005

Via U.S. Mail and Fax to Mr. Yehuda Markovits
Mr. Yuval Yanai
Chief Financial Officer
Koor Industries, Ltd.
14 Hamelacha Street
Rosh Ha'ayin 48091, Israel

      Re: **Koor Industries, Ltd.**
             Form 20-F for the Fiscal Year Ended December 31, 2004
             Filed July 15, 2005

             Form 20-F/A for the Fiscal Year Ended December 31, 2004
             Filed September 16, 2005

Dear Mr. Yanai:

      We have reviewed your supplemental response letter dated November 21, 2005 as well as your filings and have the following comments. As noted in our comment letter dated August 17, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for the Year Ended December 31, 2004

Note 28. Material Differences Between Israeli and US GAAP and their Effect on
Financial Statements, page F-107

Reconciliation of net earnings (loss), page F-119

1. We note your response to comment six in our letter dated November 8, 2005.
    Please tell us in more detail about the business purpose underlying the sale to
    Fortissimo of your 19.5% interest with an option to purchase up to a 49% interest
    in Telrad. Your response should specifically address why management agreed to
    give up control of the Board of Directors and entered into a shareholders'
    agreement which stipulates that many decisions require joint consent, upon the
    initial sale of only a 19.5% interest to Fortissimo.

2. We refer to the composition of Telrad's Board of Directors. Please provide us
    with more detail about how the seventh member, also referred to as the outside
    expert, is appointed to Board, including whether or not they have been appointed
    to date, as well as the procedures for removing the outside expert. Your response
    should also address how you believe this outside expert impacts the determination
    of joint control of Telrad. For example, if matters brought to the Board of
    Directors are determined by a simple majority vote, it is unclear to us how joint
    control could exist as the vote of the outside expert could settle the matter without
    the Directors appointed by you and Fortissimo ever reaching agreement.

                               *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. You may contact Christine Bashaw, Staff Accountant, at
(202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you
have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3810 with any other questions.

                                                    Sincerely,

                                                    Larry Spirgel
                                                    Assistant Director